SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number:  0-25878

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K   [_] Form 11-K  [_] Form 20-F  [_] Form 10-Q

[_] Form N-SAR
      For Period Ended:  August 31, 2000


[_] Transition Report on Form 10-K        [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F        [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

      For Period Ended:  N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

                             ILM I LEASE CORPORATION
                             -----------------------
                            (Full name of registrant)

                         Former name if applicable: N/A

                             1750 Tysons Boulevard,
                                   Suite 1200
                          Tysons Corner, Virginia 22102
                     (Address of principal executive office)



                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
[_]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of ILM I Lease Corporation (the "Registrant") was not completed by November 29, 2000, the last day for a timely filing of such Annual Report for the period ended August 31, 2000 because of delays experienced by the Registrant's accounting staff, as described below.

On August 15, 2000, pursuant to its terms, the Facilities Lease Agreement by and between ILM Holding, Inc. and the Registrant dated September 1, 1995, as amended (the "Facilities Lease Agreement"), was terminated. As a result of this termination, the Registrant will be presenting its financial statements on a liquidation basis.

These events have caused the Registrant's accounting staff significant delays in their preparation of the Annual Report of the Registrant on Form 10-K, given the proximity of these events to the end of the Registrant's fiscal year.

Therefore, additional time is required in order to enable the Registrant to file a complete and accurate report.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

           Jeffry R. Dwyer       (888)                257-3550
           --------------        -----                --------
              (Name)          (Area Code)        (Telephone Number)

      (2)  Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X] Yes   [ ]No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ ] Yes   [X]No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             ILM I LEASE CORPORATION
                             -----------------------
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 30, 2000                   By:     /s/ Jeffry R. Dwyer
       -----------------                           -------------------
                                           Name:   Jeffry R. Dwyer
                                           Title:  President